[Youbet.com LOGO]
December 1, 2006
VIA FACSIMILE and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Fay, Branch Chief Patrick Kuhn, Staff Accountant
Re:	Youbet.com, Inc.
Commission File No. 000-26015
Form 10-K: For the Fiscal Year Ended December 31, 2005
Form 8-K: Date of Report: February 10, 2006
Form 10-Q: For the Quarterly Period Ended June 30, 2006
Gentlemen:
     We have received your comments set forth in a letter dated November 9, 2006, and addressed to Gary Sproule, Chief Financial Officer of Youbet.com, Inc. The remainder of this letter contains the text of your comments followed, in each case, by a response, as well as certain requested acknowledgements.
Form 10-K: For the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis, page 19
Results of Operations, page 22
1.	Please explain to us in much greater detail the reason for the increase in revenues during 2005. We note that the acquisition of IRG contributed to only 27% of the increase. In future filings ensure that you provide a much more comprehensive discussion regarding the changes in financial statement line items.
RESPONSE:
On a stand alone-basis (that is, excluding our IRG subsidiary), the total wagers (referred to as “handle”) made through Youbet during 2005 increased 25%, to $395.2 million as compared to the year ended December 31, 2004. We believe our increased handle was primarily driven by a substantial increase in our marketing activity. As a result, commission revenue from Youbet operations increased 26% for the year ended December 31, 2005, as compared to the year ended December 31, 2004. Other revenues, which consist of subscription (membership fees), information and processing revenues, increased 34% to $3.2 million, primarily as a result of new subscriptions and an increased

Securities and Exchange Commission
December 1, 2006

number of transactions. The total revenue increase for Youbet, on a stand-alone basis, was 26% for year ended December 31, 2005. Our increased marketing activity also increased marketing expenses by 80% from the year ended December 31, 2005 to the year ended December 31, 2004.
IRG contributed an additional $6.5 million in revenue from $77.4 million in handle for the year ended December 31, 2005, which revenue we did not have in 2004, resulting in a total increase in revenue of 36% from an increase in handle of 50% on a consolidated basis for the year ended December 31, 2005, as compared to the year ended December 31, 2004.
In future filings, we will provide a similarly more comprehensive, detailed discussion of significant changes in revenues and other financial statement line items, beginning with our Annual Report on Form 10-K for the year ending December 31, 2006 (the “2006 Form 10-K”).
2.	Please tell us the reason for the fiscal 2005 increases in interest income (from $154,446 to $581,286), interest expense (from $15,373 to $81,376) and other (from $6,413 to $252,110). Please ensure that you discuss any significant fluctuations in financial statement line items. Refer to the guidance in Instruction 4 of Item 303(a) in Regulation S-K.
RESPONSE:
We understand the guidance in Instruction 4 of Item 303(a) to require explanations of material changes and that materiality is to be gauged in relation to the statement of operations, as a whole, rather than in relation to the particular line item that has changed. We base our understanding on the following language in Instruction 4:
“Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole.”
Accordingly, we believe that the line items identified in your comment are not significant and that reasons for the year-to-year fluctuations were not a result of a material trend and not relevant to an understanding of our overall results of operations or financial condition. Nevertheless, we are providing the following information on a supplemental basis.
Increase in interest income:
Youbet transferred substantial funds from its non-interest bearing corporate operating account to an investment account beginning in September 2004. The monthly average balance of the investment account during 2005 was $14.6 million. The investment

Securities and Exchange Commission
December 1, 2006

account return for the year ended December 31, 2005 was almost $0.5 million, which resulted in a commensurate increase in the interest income year-over-year.
Increase in interest expense:
The increase in interest expense was primarily attributable to increased outstanding debt. For example, Youbet entered into several new significant capital lease agreements for information technology equipment. We also incurred interest payments on deferred Directors and Officers Liability insurance payments. Youbet also pays a portion of interest earned by the company on customer deposits to the California Horse Racing Board (CHRB), and such balances were higher in 2005. All-in-all, however, despite the percentage increase, we do not regard the absolute dollar increase of $66,003 to be particularly significant in relation to the volume of our operations as a whole.
Increase in other income:
The increase in 2005 over 2004 consisted almost totally of credits from one of our totalisator service providers for exceeding preset handle targets, which credits were accounted as other income. Once again, in view of the volume of our operations, we do not consider this material. Nevertheless, management is presently considering a minor retroactive reclassification of this item as other revenue for 2006.
In future filings, we will continue our efforts to ensure that material changes in financial statements line items are discussed in accordance with Item 303(a) in Regulation S-K.
Liquidity and Capital Resources, page 25
Cash Flows for the Twelve Months ended December 31, 2005, page 39
3.	Although factors impacting your net operating cash flows may be available in preceding sections of your filing, such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.
RESPONSE:
In future filings, beginning with the 2006 Form 10-K, we will provide a more comprehensive discussion of cash flows, including disclosure of the material factors that impact comparability.
As requested, we are providing the following discussion of material factors that impacted our liquidity, capital resources and cash flow during 2005:

Securities and Exchange Commission
December 1, 2006

During the year ended December 31, 2005, we funded our operations primarily with net cash provided by operating activities, primarily provided by net earnings from operations of $5.7 million, an increase of $1.1 million over net income for the year ended December 31, 2004. Our principal cash requirements consisted of payroll and benefits, business insurance, real estate and equipment leases, legal expenses, Sarbanes-Oxley compliance costs, data center operations, telecommunications, and debt service expense. Management believes that its on-going efforts to contain costs and operate efficiently, combined with the growth in handle, has improved cash flow to a level that it will support our operations.
Net cash used in investing activities for 2005 was primarily a result of the acquisition of IRG and purchases of capital assets.
Net cash generated by financing activities for 2005 was primarily due to proceeds from the exercise of stock options and warrants in 2005, was an increase in long term debt of $.3 million partially offset by payments thereof.
Notes to Consolidated Financial Statements, page F-8
Note 2: Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-8
4.	Please explain to us in detail how and when you recognize revenue for membership fees. In addition, tell us how your accounting is in accordance with SAB Topic 13(a)(3)(f). And finally, quantify for us the amount of membership fees that you have recorded in each of the years presented and 2006.
RESPONSE:
Membership fees recorded in 2004, 2005 and the nine months ended September 30, 2006, were approximately $1.1 million, $0.8 million and $1.0 million, respectively. Payments are made in advance (for example, for the full year) and recorded initially as deferred revenue and later recognized monthly for the duration of the subscription. On some occasions, payment is received in the month for which it is being paid, and as a practical matter, we recognize such membership fees (i.e., subscription fees) as and when they are received. We do not believe this results in any material acceleration of revenue recognition, and we believe this treatment is in all material respects in accordance with SAB Topic 13(a) (3) (f), Question 1, paragraph one, bullet point 4.
5.	Please tell us whether the sale of pari-mutuel gaming systems equipment is part of a multiple-element arrangement. For instance, is it part of the contracts that provide for the installation and operation of a pari-mutuel wagering network? If so, tell us how your accounting is in compliance with EITF 00-21.

Securities and Exchange Commission
December 1, 2006

RESPONSE:
We obtain and recognize revenue from our pari-mutuel gaming systems equipment in three ways, none of which require the unbundling of multiple deliverables pursuant to EITF 00-21.
Our principal arrangement with pari-mutuel venues (tracks) provides for the placement and operation of equipment for a limited period of time at the track under a service agreement to enable us to provide services including accepting wagers, performing odds calculations and payout calculations, and calculating ticket payouts. We charge the track for these services either by transaction count or by dollar volume in accordance with a service contract. The equipment is owned and used solely by us and serves only to facilitate the processing of transactions. We retain not only title to our own revenue-generating equipment, but also the obligation to operate (with our own staff) and service it. The revenue that is earned from the services is derived from the track by weekly billing of service fees based on transaction volume. In the event that the service contract were to be terminated or fail to renew, we would remove our staff and equipment.
The second most significant type of arrangement consists of outright sale of the equipment (with transfer of title) to the track accompanied by a separate contract for operating and servicing the system. Sales of equipment are made under substantially the same terms as, and at established prices that are the same as prices charged for, unsupported sales, which prices represent, in our opinion, the fair value of the equipment on a stand-alone basis. Service contracts are priced and offered separately, generally to serve regulatory objectives, and related revenues are recognized over the contract periods as the services are provided. Since such sales and services are offered and priced separately at their respective fair values, no unbundling of multiple deliverables under EITF 00-21 is necessary for revenue recognition purposes.
The third and least significant type of arrangement is outright sale of the equipment with no support provided by the company following delivery. Sales of equipment are not subject to return privileges.
Note 6: Earnings (Loss) Per Share, page F-12
6.	In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is anti-dilutive to the period(s) presented.

Securities and Exchange Commission
December 1, 2006

RESPONSE:
As stated in note 2 to our consolidated financial statements, all the securities that could potentially dilute basic EPS, consisting of stock options, warrants, and convertible notes, were included in the fully diluted EPS calculation for 2005 and 2004. In 2003, such potentially dilutive securities were omitted from the calculation since the effect of including them would be anti-dilutive as a result of a net loss for that year.
In future filings, beginning with the 2006 Form 10-K for the year ending December 31, 2006, we will clarify our disclosure in this regard.
Note 16: Acquisition, page F-18
7.	Please tell us if any of the selling shareholders of IRG signed employment agreements with Youbet in connection with the acquisition. If so, explain to us in detail how your accounting for the contingent consideration is in accordance with the guidance in EITF 95-8 and paragraph 34 of SFAS 141.
RESPONSE:
Paragraph 34 of SFAS 141 states that some contingent consideration arrangements based on earnings or other performance measures in a business combination may, in some cases, be in the form of agreements for services by selling shareholders. EITF 95 -8 provides guidance for the application of judgment, depending on relevant facts and circumstances, to determine when such arrangements should be accounted for as part of the acquisition cost or as compensation expense over the service period.
In connection with the IRG acquisition, certain selling shareholders, through an entity controlled by them, entered into a management service agreement for a three-year period. This agreement was cancellable by either party upon ninety days’ notice and provided for fixed annual compensation rate, i.e., not linked to any performance measures. The one remaining selling shareholder was not given an employment or any other service contract. The compensation paid for services indirectly to certain selling shareholders under the management contract (which was immaterial) was incremental to the per-share price paid to all selling shareholders. The management fees paid represented the fair value of the related services as negotiated at arm’s length by the parties. Therefore, based on the foregoing, there was no evidence to support a notion that the compensation paid for such management services under the contract was, in substance, part of the purchase price for the acquired entity, and accordingly, such costs have been recorded as compensation expense in the period such services were rendered.

Securities and Exchange Commission
December 1, 2006

8.	Please tell us how you have considered SFAS 131 in regard to the presentation of Youbet and IRG as separate segments. We note from your February 8, 2005 press release that you intend to operate IRG as a separate legal entity.
RESPONSE:
IRG and Youbet exhibit similar long-term financial performances and they have similar economic characteristics in:
•	The nature of the products and services;

•	The type or class of customer for their products and services;

•	The methods used to distribute their products or provide their services; and

•	The nature of the regulatory environment, for example, banking, insurance, or public utilities.
Therefore, in accordance with SFAS 131, paragraph 17, we concluded that IRG and Youbet should be considered one business segment. We have discussed material facts for each company in the MD&A and financial statements to provide meaningful information about significant aspects of our operations.
Other
9.	Please provide Schedule II as required by Item 5.04 of Regulation S-X. Your schedule should include a valuation allowance for deferred taxes and bad debt.
RESPONSE:
The schedule described in Rule 5-04 of Regulation S-X was omitted because the required information appears in notes 7 and 8 (allowance for bad debts) and note 14 (valuation allowance deferred taxes) to our consolidated financial statements for the year ended December 31, 2005, as permitted by the last sentence of Rule 5-04(b). We will clarify in future filings, beginning the 2006 Form 10-K, that the information required by Rule 5-04 is contained in the notes to our consolidated financial statements.

Securities and Exchange Commission
December 1, 2006

Form 10-Q: For the Quarterly Period Ended June 30, 2006
Notes to the Unaudited Consolidated Financial Statements, page 7
Note 3: Accounts Receivable, page 7
10.	Please explain to us the reason for the significant increase in trade receivables. While we note the acquisition of United Tote contributed to the increase, it appears that there is a portion of the increase not attributable to the acquisition.
RESPONSE:
The significant increase in trade receivables balance at June 30, 2006, as compared to December 31, 2005, was attributable primarily to the United Tote acquisition ($5.3 million as of June 30, 2006) and to changes in the settling process of amounts receivable from tracks to settle wagering pools for our IRG subsidiary. In December 2005, IRG brought the wagering pool settling process in-house resulting in trade receivable balances of a type not previously carried of $4.8 million and $0.2 million as of June 30, 2006, and December 31, 2005, respectively. We will clarify the reasons for this increase in our future filings, beginning with the 2006 Form 10-K.
Note 8: Other Income, page 9
11.	Please explain to us and in your filing the reason MEC Lone Star terminated the agreement. In addition, tell us whether there were any deferred costs or other assets on your books that serviced this agreement. If there were deferred costs or assets, explain to us the impact on these items from the termination.
RESPONSE:
United Tote previously provided totalisator services to Lone Star pursuant to a written contract that allowed Lone Star to terminate the same upon a change of control of United Tote. After Youbet acquired United Tote, Lone Star exercised its right to terminate the contract. Lone Star because its affiliate, Magna Entertainment Corp., intended to, and subsequently did, exercise an option to acquire 100% of Amtote (a United Tote competitor). Not surprisingly, Lone Star moved its totalisator service business to Amtote.
There were no deferred costs or other assets attributable to the Lone Star contract and, therefore, there was no impact on these line items. The only financial impact of the termination was our receipt of a termination fee.

Securities and Exchange Commission
December 1, 2006

Note 12: United Tote Acquisition, page 11
12.	Please revise your disclosure to provide all the information required by paragraphs 51 and 52 of SFAS 141.
RESPONSE:
We have reviewed the disclosure requirements of paragraphs 51 and 52 of SFAS 141 and conclude that they do not apply to interim financial information because the only disclosure requirements of SFAS 141 applicable to presentations of interim financial information are set forth in paragraph 58. In addition, the disclosure requirements of paragraphs 51 and 52 of SFAS 141 were, in fact, met in our Current Report on Form 8-K dated February 13, 2006, and will be met in the 2006 Form 10-K. Accordingly, we respectfully submit that the disclosures regarding the United Tote acquisition included in our Forms 10-Q filed during 2006, meet all the requirements in paragraph 58 of SFAS 141.
13.	It appears that the 2,181,818 shares that are subject to a make-whole provision should be recorded as a liability in accordance with paragraph 11 of SFAS 150. Please restate your financial statements accordingly, or explain to us why your accounting is appropriate. Refer to paragraph 16 of SFAS 150, EITF 97-8, and EITF 00-19 for further guidance.
RESPONSE:
The “make-whole” provision referenced in the staff’s comment was discussed in detail in our Current Report on Form 8-K filed on February 13, 2006. This provision is contingent consideration for the acquisition based on security prices, as described in paragraphs. 29-30 of SFAS 141, which provides as follows:
“Additional consideration may be contingent on the market price of a specified security issued to effect a business combination. Unless the price of the security at least equals the specified amount on a specified date or dates, the acquiring entity is required to ... transfer cash or other assets sufficient to make the current value of the total consideration equal to the specified amount. The issuance of additional ... consideration upon resolution of a contingency based on security prices shall not affect the cost of the acquired entity, regardless of whether the amount specified is a security price to be maintained or a higher security price to be achieved.”
Based on our understanding of SFAS 150, there are no financial instruments associated with this acquisition transaction that are described in paragraph 11, or elsewhere in the standard that are within its scope. In fact, we understand that paragraph 16 excludes the timing of recognition or measurement of financial instruments issued as contingent consideration in a business combination as provided in SFAS 141, Business Combinations, from SFAS 150.
We also understand that EITF 97-8, Accounting for Contingent Consideration Issued in a Purchase Business Combination, effectively interprets or modifies SFAS 141 as to the

Securities and Exchange Commission
December 1, 2006

timing and measurement of contingent consideration issuable in a business combination. This EITF prescribes accounting for contingent consideration that is (1) either embedded in a security or in the form of a separate financial instrument, rather than a “more traditional” provision of a broader agreement under which the purchaser agrees to pay cash or some other form of consideration to the seller at a future date if certain future events, for example, a stock price reduction, occur, and (2) the security or separate instrument is fully transferable by the recipient. Since the “make-whole” provision referred to in your comment is neither embedded in a security or in the form of a separate instrument that is transferable, but rather is part of what EITF 97-8 refers to as a “more traditional” provision of a broader agreement, and inseparable therefrom, it is not within the scope of EITF 97-8.
Accordingly, the additional cash, if any, that becomes payable under the “make-whole” provision is to be accounted for pursuant to the guidance in paragraph 30 of SFAS 141, but only when the contingency is resolved. No additional liability is recordable at this time.
14.	Please explain to us why you have not allocated fair value to the contracts for the operation of pari-mutuel wagering networks. Refer to paragraphs 39 and A20 of SFAS 141.
RESPONSE:
As stated in our Forms 10-Q filed during 2006, we are still in the process of obtaining assistance from an independent valuation consultant as to the final determination fair values of certain intangible assets and other elements of the purchase price for the United Tote acquisition and, therefore, the purchase price allocation remains preliminary and subject to refinement. W expect to receive a final report in time to disclose a final purchase price allocation in the 2006 Form 10-K. We currently expect that a fair value will be assigned to the subject contracts at that time.
Form 8-K: Date of Report: February 10, 2006
Financial Statements of United Tote Company
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page 6
15.	Please explain to us how United Tote accounted for the costs incurred prior to a system becoming operational. In addition, confirm that you have not changed their accounting policy subsequent to the date of acquisition.

Securities and Exchange Commission
December 1, 2006

RESPONSE:
Costs associated with the delivery, installation and set-up, including software downloading, testing, and activation, of the totalisator equipment and system (which are generally not material) are capitalized and depreciated over the shorter of the life of the contract or the remaining estimated useful life of the related equipment, subject to periodic evaluation for impairment and possible write down. For used equipment transferred from another location, any such costs remaining undepreciated at the time of such transfer (or discontinuation of use if earlier) are written off. This was United Tote’s accounting policy prior to our acquiring the company, and it remains the accounting policy of United Tote as our subsidiary.
Note 3: Accounts and Notes Receivable, page 9
16.	Please explain to us the circumstances surrounding the origination of the notes receivable.
RESPONSE:
In 2001, a track purchased equipment for $1.0 million. The track made a down payment of $74,984 and signed a note for the remaining balance, which balance is being paid in equal monthly installments, plus interest, through 2008. The sale price and interest rate were established at their respective fair values such that no imputation of interest was necessary under APB Opinion 21.
Note 5: Property and Equipment, page 10
17.	Please tell us the location of the pari-mutuel equipment. That is, is the equipment located on United Tote’s premises or at the pari-mutuel venues? If the equipment is not located on their premises, explain to us why it is appropriate to record it on its financial statements. In addition, describe for us and quantify any internal costs that are capitalized as part of the pari-mutuel equipment.
RESPONSE:
As explained in our response to comment 5 above, under our principal revenue-generating arrangement with respect to this equipment, although it is located at the pari-mutuel venues (tracks), all the rights and rewards of ownership, subject to the revenue-sharing arrangements with the tracks, are retained by us.

Securities and Exchange Commission
December 1, 2006

18.	We note in your February 13, 2006 press release a reference to equipment that is being leased to United Tote’s customers. Please explain to us how you are accounting for these leasing transactions; reference the accounting literature that you are relying upon.
RESPONSE:
The disclosure in our February 13, 2006, press release indicating that the equipment was being leased to United Tote’s customers was erroneous because of a misunderstanding at that early date. Please refer to our response to comment 5 above, for a more accurate description of United Tote’s business arrangements regarding this equipment. We believe that our subsequent public disclosures reflect a more accurate description of these arrangements that we will further clarify in future filings, beginning with the 2006 Form 10-K.
*          *          *          *          *
As requested, Youbet hereby acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	SEC staff comments or changes to disclose in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any such filing; and

•	Youbet may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We hope you will find this letter fully responsive to your comments. Once you have had an opportunity to review our response, please contact me at 818-668-2100, or our counsel, Thomas D. Twedt of Dow Lohnes, PLLC at 202-776-2941, if you would like to discuss these matters further.

Sincerely,
/s/ Gary W. Sproule

Gary W. Sproule
Chief Financial Officer

cc:	L. Ralph Piercy Thomas D. Twedt